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                                                                      EXHIBIT 99

TO THE STOCKHOLDERS,

         The enclosed brochure describes Anadarko's Dividend Reinvestment and Stock Purchase Plan. By reinvesting Anadarko's dividends you can purchase common stock at a 5% discount. You can also purchase additional shares of Anadarko common stock under the plan with no transaction costs or brokerage fees. See the enclosed brochure for the details.

         Anadarko has amended the plan to limit some of its administrative costs. If you are a registered stockholder who owns less than 400 shares of Anadarko common stock you will be AUTOMATICALLY ENROLLED in the dividend reinvestment plan. In addition, you may only receive an account statement once each year although you will have access to your account via the internet. You may elect not to participate in the plan and to receive all your Anadarko dividends directly. If you do not want to participate in the dividend reinvestment plan please notify the administrator as provided in the enclosed brochure.

         I believe Anadarko's plan is a benefit to you. It will provide you with convenience in investing and an easy way to increase your holdings in Anadarko stock. As always, I appreciate your investment in Anadarko.



                                                        John N. Seitz
                                                        President and
                                                        Chief Executive Officer